[BAKER BOTTS LLP LOGO]                     ONE SHELL PLAZA          AUSTIN
                                           910 LOUISIANA            BAKU
                                           HOUSTON, TEXAS           DALLAS
                                           77002-4995               DUBAI
                                           713.229.1234             HONG KONG
                                           FAX 713.229.1522         HOUSTON
                                                                    LONDON
                                                                    MOSCOW
                                                                    NEW YORK
                                                                    RIYADH
                                                                    WASHINGTON



June 22, 2005

001166.1319

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Filing Desk

         Re: Amendment No. 2 to Registration Statement on Form S-4 (Reg. No. 333-123182) of CenterPoint Energy, Inc.
              (the "Registration Statement").

Ladies and Gentlemen:

         On behalf of CenterPoint Energy, Inc. (the "Company"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form S-4 (Reg. No. 333-123182) of the Company. Amendment No. 2 reflects changes to the Registration Statement in response to the Staff's comments in the letter to the Company dated June 9, 2005 and other updating changes. The Company's responses to the comments of the Staff are included in the enclosed memorandum of the Company to the Staff.

         Please contact Gerald M. Spedale (713.229.1734), James H. Mayor (713.229.1749) or the undersigned (713.229.1433) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed. In addition, please send copies of all written correspondence with the Company directly to Mr. Gerald M. Spedale, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002 (fax number: 713.229.7734), with a copy to Steven R. Loeshelle, counsel to the dealer manager, at Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019 (fax number: 212.259.6161).

                                               Very truly yours,



                                               BAKER BOTTS L.L.P.


                                               By:  /s/ Dora B. Tognarelli
                                                  -----------------------------
                                               Dora B. Tognarelli

cc:   Mr. Rufus S. Scott
      CenterPoint Energy, Inc.

      Mr. Gerald M. Spedale
      Ms. Margo S. Scholin

      Mr. James H. Mayor
      Baker Botts L.L.P.

      Mr. Steven R. Loeshelle
      Dewey Ballantine LLP

                                                                   June 22, 2005

                            CENTERPOINT ENERGY, INC.

                    MEMORANDUM IN RESPONSE TO STAFF COMMENTS

              Amendment No. 1 to Registration Statement on Form S-4
                          (Registration No. 333-123182)
                               Filed May 26, 2005

            This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated June 9, 2005 (the Comment Letter) relating to the Company's Registration Statement (No. 333-123182) on Form S-4 (the Registration Statement) that was originally filed on March 8, 2005, Amendment No. 1 to the Registration Statement (Amendment No.
1) that was filed on May 26, 2005, CenterPoint Energy Houston Electric, LLC's Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-03187) and CenterPoint Energy Resources Corp.'s Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-13265). For your convenience, we have repeated each comment of the Staff as given in the Comment Letter, and set forth below such comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in Amendment No. 1.

FORM S-4

General

      1. Please refer to comment 4 in our letter dated April 6, 2005. Since the amount of any additional indebtedness that you may incur is significant and germane to this exchange offering, discuss the limitations on your ability to incur debt in the registration statement.

      RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 34 and 35.

Summary Consolidated Financial Data, page 23

      2. Please refer to our comment 20 in our letter dated April 6, 2005. We note your response, but do not agree that operating income may properly serve as a substitute for gross profit under the requirements of Item 1010(c) of Regulation M-A. Under Item 102(bb)(1) of Regulation S-X, registrants may only provide costs and expenses applicable to net sales or gross revenues as a valid substitute to disclosing gross profit. Please revise.

      RESPONSE: The Company has revised the Registration Statement to delete the operating income line and include "gross margin" as a substitute to disclosing gross profit. The Company defines gross margin as revenues less fuel costs. Please see page 24.

Conditions To The Exchange Offer, page 27

      3. Please refer to our comment 24 in our letter dated April 6, 2005. We note your amendment and response, but believe that you should amend your filing to tailor your condition so that note holders may objectively verify when this condition has been triggered by events as they occur. You state on page 28 that "there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency that makes it impractical to proceed with completion of the exchange offer." Given the continued deployment of U.S. armed forces in Afghanistan and Iraq and the persistent threat of terrorism against the United States, we are concerned that your condition is phrased so broadly as to make it difficult for note holders to determine whether it has been triggered by events as they occur. Further, it is unclear how a note holder may determine that such a triggering event "makes it impractical to proceed with the completion of the offer." Please make further revisions to address these concerns.

      RESPONSE: The Company has revised the Registration Statement as requested. Please see page 28.

Description of the New Notes, page 43

      4. Please refer to our comment 30 in our letter dated April 6, 2005. It appears that you have not appropriately calculated the dilutive impact with respect to the conversion spread in your earnings per share example. In this regard, you should be dividing the conversion spread value by the average share price for the period, not the conversion price, to arrive at potential common shares. Please confirm to us your understanding of the calculation. You may consult EITF 04-8.

      RESPONSE: The Company confirms its understanding that the calculation of the dilutive earnings per share impact with respect to the conversion spread would be computed by dividing the conversion spread value by the average share price for the period, not the conversion price, to arrive at potential common shares.

Exhibit 8.1

      5. Please revise this opinion to indicate that the disclosure in the registration statement is your opinion instead of stating that it is a "fair and accurate summary."

      RESPONSE: The opinion has been revised as requested, and filed as Exhibit
      8.1 to Amendment No. 2 to the Registration Statement.

CENTERPOINT ENERGY HOUSTON, LLC - FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 1. Business - True-Up Proceeding Developments, page 1

      6. Please refer to our comment 38 in our letter dated April 6, 2005. Paragraph 9 of SFAS no. 71 requires that a regulatory asset be recorded when the actions of a regulator provides reasonable assurance that an incurred cost that would otherwise be charged to expense will be recovered in future regulated rates. Footnote 5 to paragraph 9 defines an incurred cost as, "a cost arising from cash paid or obligation to pay for an acquired asset or service, a loss from any cause that has been sustained and has been or must be paid for." Paragraph 9 of SFAS no. 92 limits the capitalization or deferral of equity cost for financial reporting purposes when it states, "If any allowance for earning on shareholders' investment is capitalized for rate-making purposes other than during construction or as part of a phase-in plan, the amount capitalized for rate-making purposes share not be capitalized for financial reporting." The carrying cost you are recovering is not related to plants under construction or a phase-in plan. It is our understanding that the equity component of the carrying cost is not a regulatory asset, and as you indicate, would not be recognized in income until collected in rates. In short, explain in detail why you recorded a regulatory asset related to the equity component of the carrying cost.

      Furthermore, the Final Order that you reference allows for recovery of $289 million of interest on the true-balance through August of 2004, although you have recorded a regulatory asset of $374 million. We realize a portion of the difference may be due to timing issues regarding when the Final Order was released, and the calculations associated with period end financial statements. Please provide a reconciliation and detailed explanation of the difference. We may have further comment.

RESPONSE:

PART 1

The Company did not record a regulatory asset related to the equity component of the carrying cost. The financial statements reflect a net regulatory asset of $226 million related to the Company's return on the true-up balance. The Company's total return on the true-up balance for the period from January 1, 2002 through December 31, 2004, as allowed by the Texas Utility Commission in the final order, amounts to $374 million. Of the total return, $226 million represents a return of costs to finance assets, which was recognized in the fourth quarter of 2004 and was included in other income, and $148 million represents an allowance for earnings on shareholders' investment which is not recognized in the 2004 financial statements. In the 2004 Form 10-K, the Company stated that "The component representing an allowance for earnings on shareholders' investment of $148 million has been deferred and will be recognized as it is collected through rates in the future."

For regulatory purposes, the Company recorded a regulatory asset for $374 million for the total return allowed by the final order, and recorded a contra-asset for $148 million for the deferred and unrecognized equity component, resulting in a recorded net regulatory asset of $226 million.

PART 2

The following reconciliation shows the components of the interest on the true-up balance through August 2004 per the Final Order as well as the additional interest accrued for the period September 2004 through December 2004. The Final Order provided for interest on the August true-up balance as well as updates until the true-up balance has been recovered.

                                                                          Cumulative Interest
Time Period                                    Interest Earned            Earned
-----------                                    ---------------            -------------------
January 2002 through August 2004               $   288,720,736             $     288,720,736
September 2004                                 $    20,397,611             $     309,118,347
October 2004                                   $    21,446,287             $     330,564,634
November 2004                                  $    21,821,617             $     352,386,251
December 2004                                  $    22,174,911             $     374,561,162

      Statements of Consolidated Cash Flows, page 31

      7. Please refer to our comment 44 in our letter dated April 6, 2005. We believe that distinguishing between an invested and borrowed position in a money pool is not subjective, and is reasonably clear. Prospectively, confirm to us that you will appropriately segregate such amounts on your consolidated statement of cash flows.

      RESPONSE: The Company confirms that it will appropriately segregate investments in and borrowings from the money pool in the Consolidated Statement of Cash Flows in future filings.

CENTERPOINT ENERGY RESOURCES CORPORATION - FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Statement of Consolidated Comprehensive Income, page 26

      8. Please refer to our comment 53 in our letter dated April 6, 2005. Help us understand why you did not apply SFAS no. 71 initially with respect to these non-trading derivative contracts. We may have further comment.

      RESPONSE: The Company did not apply SFAS No. 71 initially with respect to the contracts because, upon entering into these non-trading derivative contracts, the Company designated the contracts as cash flow hedges of forecasted natural gas purchases for its regulated natural gas operations in accordance with SFAS No. 133. In the third quarter of 2004, the Company's management elected to de-designate these cash flow hedges as provided for in SFAS No. 133 paragraph 32(c). At the time of the de-designation, the Company evaluated the amounts classified in OCI for recoverability under SFAS No. 71, and determined that such amounts should be reclassified to a regulatory asset/liability.